

February 7, 2012

Via Facsimile
Mr. Xiong Xu
Chief Executive Officer
Oakridge International Corporation
Suite 1609, 16/F, Jie Yang Building
271 Lockhart Road, Wanchai, Hong Kong

Re: **Oakridge International Corporation**
       Form 10-K
       Filed October 14, 2011
       File No. 333-152312

Dear Mr. Xu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note the auditor's opinion does not cover the inception to date period. Please either provide an auditor's report that covers the amounts from inception, or if it is impracticable to obtain the audit, you may request a waiver of the audit requirement for the amounts from inception from the Division of Corporation Finance's Office of Chief Accountant. If a waiver is obtained, the amounts from inception should be labeled as unaudited.

Additionally, we note the auditor's opinion paragraph refers to the results of operations and cash flows for June 30, 2011, as opposed to for the year ended June 30, 2011. Please have your auditors clarify the opinion paragraph accordingly in future filings. Please note this portion of the comment also applies to the auditor's opinion included on page F-2.

<u>Exhibits 31.1 and 31.2 Section 302 Certifications</u>

2.   Please revise the introductory language in paragraph 4 to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note the language referring to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting has been omitted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief